SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - AEROREPÚBLICA AIRLINES JOINS ONEPASS®– BEGINNING MARCH 1ST

AeroRepublica Airlines Joins OnePass(R) Beginning March 1

OnePass Members to Enjoy Frequent Flyer Benefits on AeroRepublica

          BOGOTA, Colombia and PANAMA CITY, Feb. 2 /PRNewswire-FirstCall/ -- Continental Airlines (NYSE: CAL) and Copa Holdings (NYSE: CPA), parent company of Copa Airlines and AeroRepublica Airlines, today announced AeroRepublica’s participation in OnePass, Continental Airlines’ award-winning frequent flyer program, beginning March 1, 2006.

          OnePass members traveling on AeroRepublica will earn valuable miles that will count towards OnePass Elite status and worldwide reward travel benefits on Continental, Copa and over 25 other airlines.

          OnePass Elite members receive special recognition and benefits, such as unlimited complementary upgrades on Continental and Copa flights, as well as priority check-in, priority baggage, priority boarding and preferred seating on AeroRepublica, Copa and Continental flights.

          AeroRepublica customers traveling in Copa’s Clase Ejecutiva or Continental’s international flights on BusinessFirst will have access to Continental’s Presidents Club lounges. Presidents Club offers customers an array of services, including flight assistance, complimentary beverages and light snacks, and access to business amenities, such as conference rooms, workstations and high-speed wireless Internet access.

          About Continental Airlines

          Continental Airlines is the world’s sixth-largest airline. Continental, together with Continental Express and Continental Connection, has more than 3,100 daily departures throughout the Americas, Europe and Asia, serving 151 domestic and 133 international destinations, more than any other carrier in the world. More than 400 additional points are served via SkyTeam alliance airlines, which include Aeromexico, Air France, Alitalia, CSA Czech Airlines, Delta Air Lines, KLM, Korean Air and Northwest Airlines. With more than 42,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with Continental Express, carries approximately 61 million passengers per year. Continental consistently earns awards and critical acclaim for both its operation and its corporate culture.

          For the second consecutive year, FORTUNE magazine named Continental the No. 1 Most Admired Global Airline on its 2005 list of Most Admired Global Companies. Continental was also included in the publication’s annual “Top 50” list, which ranks all companies, across a wide variety of industries, that appear in the Global Most Admired Companies issue. Continental again won major awards at the 2005 OAG Airline of the Year Awards, including “Airline of the Year” and “Best Airline Based in North America” for the second consecutive year, and “Best Executive/Business Class” for the third consecutive year. For more company information, visit http://www.continental.com .

          About Copa Holdings

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward-Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 02/02/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO